Christopher Bruno

President

RSE Markets, Inc.

T 413-822-9740

chris@rallyrd.com

250 Lafayette Street, 3rd Floor

New York, NY 10012

347-952-8058

July 12, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Mara Ransom, Assistant Director

Re: RSE Archive, LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted April 18, 2019

CIK No. 0001768126

Ladies and Gentlemen:

This letter sets forth the response of RSE Archive, LLC (the “Company”) to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Draft Offering Statement on Form 1-A (CIK No. 0001768126) confidentially submitted to the Commission on April 18, 2019 (the “Draft Offering Statement”), contained in the Staff’s letter, dated May 13, 2019 (the “Comment Letter”),  The Company has revised the Draft Offering Statement and is filing Amendment No. 2 to the Company’s Draft Offering Statement on Form 1-A (“Amended Offering Statement”) together with this response letter.  The Amended Offering Statement also contains certain updates and revisions.

For the convenience of the Staff, the comments from the Comment Letter are restated in bold prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. The relevant changes to the disclosure we have made are underlined in the text below. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement.  We are also sending, under separate cover, a marked copy of the Draft Offering Statement showing changes to the Draft Offering Statement.

Offering Summary, page 6

1.We note your response to prior comment 1 and your revisions to your filing. In order to provide context for investors please revise your related risk factor on page 27 to describe the circumstances under which the Manager might sell its Interest.

Response: In response to the Staff’s comment, we have revised the disclosure contained in “Potential Conflicts of Interests—Ownership of multiple Series of Interests” on page 31 to provide additional clarification for the circumstances under which the Manager might sell its Interests.

(Note: Substantive additions to prior version appear as underlined text)

Ownership of multiple Series of Interests.

The Manager or its affiliates will acquire Interests in each Series of Interests for their own accounts. While the Manager or its affiliates do not currently intend to transfer these Interests prior to the liquidation of an Underlying Asset, in the future, they may, from time to time, transfer these interests, either directly or through brokers, via the Platform or otherwise, subject to the restrictions of applicable securities laws and filing any necessary amendment to this Offering Circular. Depending on the timing of the transfers, this could impact the Interests held by the Investors (e.g., driving price down because of supply and demand and over availability of Interests).  This ownership in each of the Series of Interests may result in a conflict of interest between the Manager or its affiliates and the Investors who only hold one or certain Series of Interests (e.g., the Manager or its affiliates, once registered as a broker-dealer with the Commission, may disproportionately market or promote a certain Series of Interests, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such Series of Interests).

We also note the addition of the following Risk Factor on page 20, which we believe provides further clarity regarding the potential sale of Manager-owned Interests:

We do not anticipate the use of Manager-owned Interests for liquidity or to facilitate the resale of Interests held by Investors.

Currently, the Manager does not intend to sell any Interests which it holds or may hold prior to the liquidation of an Underlying Asset.  Thus, the Manager does not currently intend to take any action which might provide liquidity or facilitate the resale of Interests held by Investors.

Exclusive forum and waiver of jury trial, page 25

2.We note your response to comment 2 and your revisions to the filing, however, you have not specifically stated whether or not your exclusive forum provision or your waiver of jury trial provision applies to federal securities law claims. Please revise to state as much. Please also expand your disclosure to address whether or not a court would enforce such provisions and explain why. This comment applies to your disclosure here and on page 69.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the forum selection provision and waiver of jury trial provision is intended to apply to any dispute in relation to the Company and the Operating Agreement, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Securities Exchange Act of 1934.  Additionally, the Company has revised its disclosure (i) to note that, based on discussions with and research performed by the Company’s counsel, the Company has no reason to believe that the jury waiver provision is not enforceable under state law, and (ii) to provide risk factor disclosure discussing the impact that jury waiver provisions may have on shareholders. In addition, the Company has revised its disclosure to confirm that the jury waiver provision applies to claims made under the federal securities laws, and has included disclosure that by agreeing to the jury waiver provision, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

We have made changes to the offering circular on pages 13-14, 29 and 74 to provide further clarification in response to Staff’s comment.

(Note: Substantive edits from prior version appear as  underlined text)

Page 13-14

To the fullest extent permitted by applicable law, the Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Securities Exchange Act of 1934, as amended.  If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in the Delaware Court of Chancery to the extent the claim isn’t vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction, or where exclusive jurisdiction is not permitted under applicable law.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts.  Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.  These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor’s favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

Exclusive jurisdiction; waiver of jury trial

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to do so in the Delaware Court of Chancery. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

Plan of Distribution and Subscription Procedure, page 37

3.We note your response to comment 4 and your revisions to the filing. Please elaborate upon your response and disclosure to explain to us your consideration of RSE Markets' role in your offering in light of their ownership and operation of the Rally Rd. platform and their indirect ownership of you. Specifically, tell us why you do not believe that RSE Markets is a broker-dealer or a co-issuer of your securities and, in doing so, please tell us how the platform operates.

Response:

The Company submits that RSE Markets, Inc. ("Markets") complies with the requirements of the Rule 3a4-1 safe harbor under the third alternative available to associated persons. As provided in the Exchange Act Release 22172 (June 27, 1985) (“Release 22172”), the Commission adopted the Rule 3a4-1 safe harbor to cover three types of activities of the associated persons of an issuer to not be considered to be acting as “brokers” as the term is defined in the Securities Exchange Act of 1934. After meeting the preliminary requirements applicable to all three activities (that the associated person is not subject to statutory disqualification, is not compensated in connections with the transactions in securities, and is not an associated person of a broker or dealer—all of which are met here), an associated person may meet the requirements of the Rule 3a4-1 safe harbor by (i) limiting sales of securities to financial institutions and intermediaries, (ii) being involved in a management role with the issuer and limit selling and offering securities to once every 12 months, or (iii) limiting activities to “passive” sales efforts.

Under Rule 3a4-1(a)(4)(iii), “passive” efforts include (A) preparing and delivering written communication materials that does not involve oral solicitation (with those materials having been approved by a manager of the issuer), (B) responding to inquiries of potential purchasers with the response limited to the information contained in offering documents filed with the Commission, and (C) performing clerical work involved in effecting any transaction. The rule provides that an associated person may be engaged in all of these activities and still be eligible for the safe harbor.

All solicitations will be made passively through the Rally Rd platform and through written marketing materials posted on websites and through social media that will be approved by Markets and will include a hyperlink to the most current version of the offering circular along with appropriate disclaimers. No oral communications will be used to initiate contact with prospective investors. Should any prospective investors make inquiries, any responses will be limited to the information contained in the offering circular that has been filed with the Commission. Markets and its associated persons will then be responsible for processing subscriptions, which is merely clerical activity, to ensure that investors receive the appropriate Interests related to their investment. Neither Markets nor any associated person of Markets will receive any commission or transaction-based compensation for these efforts. As such, the activities that will be undertaken by the Manager of the Company and its associated persons falls within the 3a4-1 safe harbor through the application of Rule 3a4-1(a)(4)(iii).

The Company further respectfully submits that it does not believe that Markets will be engaged in distribution of the Company’s securities within the meaning of section 2(11) of the 1933 Act.  It is submitted that the rationale for adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the Commission had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the issuer’s registered sale of its own securities.  The policy concerns that Rule 140 was designed to address are not present here. Furthermore, Section 2(11) defines an “underwriter” to be any person who “has purchased from an issuer or an affiliate of an issuer with a view to, or offers or sells for an issuer or an affiliate in connection with, the distribution of any security…” Section 2(11) makes clear that in order to meet the definition of an underwriter, the purchase of securities must be from an issuer or such sale must be for an issuer. Markets will not engage in a sale of securities for an issuer because the Company is already publicly offering its own securities directly to investors.  As discussed above in the Company’s response to Staff Comment 1, any securities which Markets purchases are currently intended to be held until redemption at the time of liquidation of an Underlying Asset for such Interests.  The Manager does not currently intend to sell Manager-owned Interests in the secondary market or otherwise distribute such Interests.

With regards to the operations of the platform, the Company submits the following summary:

The Rally Rd. Platform (the “Platform”) is owned and operated by Markets, Inc. and is the mechanism through which the users of the platform interact with the issuer and the broker-dealers we have engaged for purposes of primary issuance, the broker of record, and custody of interests after the closing of an offering, the custody broker. In addition, the custody broker executes transfers of shares in the Trading Window’s described in further detail in the description of the Liquidity Platform. All funds are moved through the system using an ACH payment services provider, which is an agent of a credit union and has all of the required licenses to perform such services on behalf of the Investors on the Platform, including moving funds from an investor into the escrow account during the subscription process, moving funds from the escrow account to a Series’ bank account upon the closing of an offering and moving funds from an investor to the custody broker for purposes of participating in a Trading Window.

The way that interactions on the Platform work are as follows:

1)Rally Rd. Account set-up: initial Platform account setup, which includes capture of information for custody broker KYC/AML purposes, payment services provider account setup for fund movements through the ecosystem and retail brokerage account setup

2)Primary Issuance: investment process user flow including investor qualification questions and KYC/AML for broker-of-record KYC/AML purposes, offering documents review and subscription agreement e-signature process

3)Trading Window: acknowledgement that transfers of interests are executed by the custody broker and Trading Window process as detailed in Comment 6 April 17, 2019 response letter

During these interactions the information between the investors, brokers, payment service providers and escrow agent are passed between the parties through the integration of the Platform with the systems of these counterparties. The Platform displays all of the relevant information back to an investor through such investors account on the Platform.

We do not believe that any additional disclosure in the Draft Offering Circular is required at this point.

Please feel free to call me with any questions at 413-822-9740.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

cc:

Scott Anderegg, Esq.

Scott Stringer

Donna Di Silvio

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean M. Colucci, Duane Morris LLP